Exhibit 99.1

CENTRAL GOLDTRUST

For Immediate Release to

Canada News Wire and

U.S. Disclosure Circuit

TSX SYMBOLS: GTU.UN (Cdn. $) and GTU.U (U.S. $)

NYSE AMEX SYMBOL: GTU (U.S. $)

CENTRAL GOLDTRUST INCREASES EQUITY OFFERING TO U.S.$200,194,500
AS UNDERWRITER EXERCISES ITS RIGHT TO PURCHASE ADDITIONAL UNITS

TORONTO, Ontario (May 6, 2009) — Central GoldTrust is pleased to announce that CIBC has exercised its right to purchase an additional 690,000 Units at a price of US$36.30 per Unit, for additional gross proceeds of U.S.$25,047,000 to Central GoldTrust.  CIBC agreed earlier this morning to purchase 4,825,000 Units for gross proceeds of U.S.$175,147,500.

The purchase price of U.S.$36.30 per Unit was non-dilutive and accretive for the existing Unitholders of Central GoldTrust.  The additional net proceeds have been committed to purchase gold bullion for settlement at closing, in keeping with the asset allocation provisions outlined in Central GoldTrust’s Declaration of Trust and the related policies established by its Board of Trustees. Any additional capital raised by the offering is expected to assist in reducing the annual expense ratio in favour of the Unitholders of Central GoldTrust.

Central GoldTrust has filed a base shelf prospectus and registration statement with the Canadian securities regulatory authorities (except Québec) and the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the base shelf prospectus and prospectus supplement and any other documents Central GoldTrust has filed with the securities commissions in each of the provinces and territories of Canada, except Québec, and the SEC for more complete information about Central GoldTrust and this offering.  You may obtain a copy of the base shelf prospectus and prospectus supplement filed in the United States from CIBC World Markets Corp. 425 Lexington Avenue, 5th Floor, New York, New York, 10017, by fax at 212-667-6303 or by e-mail at useprospectus@us.cibc.com.  You may obtain a copy of the base shelf prospectus and prospectus supplement filed in Canada from CIBC, fax 416-594-7242 or request a copy by telephone at 416-594-7270.

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties.  Central GoldTrust’s actual results could differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in Central GoldTrust’s filings with the Canadian securities regulatory authorities and the SEC.

Central GoldTrust, founded in April 2003, is a passive, self-governing, single purpose, closed-end trust, which holds approximately 98% of its net assets in unencumbered, long-term holdings of gold bullion, in physical international bars and in certificate form.  Central GoldTrust does not actively speculate with regard to short-term changes in gold prices.  Central GoldTrust’s gold bullion is held unencumbered in allocated, segregated and insured safekeeping in Canada, in the treasury vaults of the Canadian Imperial Bank of Commerce.  The gold bullion is physically inspected by Ernst & Young LLP in the presence of Central GoldTrust’s Officers and Trustees as well as bank officials.  Central GoldTrust Units are quoted on the NYSE Amex, symbol GTU and the TSX, symbols GTU.UN (Cdn. $) and GTU.U (U.S. $).

For further information, please contact J.C. Stefan Spicer, President and CEO at

Email: info@gold-trust.com Website: www.gold-trust.com Telephone: 905-304-GOLD (4653)